Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2009

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in the annual report, including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information on the Company presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board carries out this responsibility principally through its Audit Committee which consists of outside directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Peter C. Jones	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
March 25, 2010	March 25, 2010

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

AUDITORS’ REPORT

To the Shareholders of IAMGOLD Corporation

We have audited the consolidated balance sheets of IAMGOLD Corporation (“the Company”) as at December 31, 2009 and 2008, and the consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

KPMG LLP Chartered Accountants, Licensed Public Accountants Toronto, Canada March 25, 2010

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

At December 31	Note		2009	2008
			$	$
Assets
Current Assets:
Cash and cash equivalents	7		191,374	117,989
Gold bullion (market value $108,749; December 31, 2008: $151,079)	8		40,408	70,191
Receivables and other	9		83,082	64,163
Inventories	10		162,033	92,801

			476,897	345,144
Other long-term assets	11		136,122	105,235
Working interests	12		173,278	153,171
Royalty interests	13		28,688	30,801
Mining assets	14		1,053,348	1,004,913
Exploration and development	15		786,079	158,331
Goodwill	16		334,004	342,046
Other intangible assets			8,373	12,045

			2,996,789	2,151,686

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued liabilities			175,320	146,668
Dividends payable			24,507	17,740
Credit facility	19		—	50,000
Current portion of long-term liabilities	18		12,257	25,291

			212,084	239,699

Long-Term Liabilities:
Future income and mining tax liability	20		237,379	159,739
Asset retirement obligations	21		97,337	70,490
Other long-term liabilities			10,216	11,706

			344,932	241,935

Non-Controlling Interests			23,112	14,386

Shareholders’ Equity:
Common shares	23	(b)	2,203,269	1,655,755
Contributed surplus			36,693	39,242
Warrants	23	(d)	148	—
Retained earnings			113,887	21,897
Accumulated other comprehensive income (loss)	24		62,664	(61,228)

			2,416,661	1,655,666

			2,996,789	2,151,686

Commitment and Contingencies (note 30)

Subsequent events (notes 19, 23 and 29)

See the accompanying notes, which are an integral part of these consolidated financial statements.

On behalf of the Board

WILLIAM D. PUGLIESE Director	PETER C. JONES Director

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

CONSOLIDATED STATEMENTS OF EARNINGS

(Expressed in thousands of US dollars, except per share amounts)

Years ended December 31	Note		2009	2008	2007
			$	$	$
Revenues			914,339	869,636	678,131

Expenses:
Mining costs, excluding depreciation, depletion and amortization			446,819	451,991	426,091
Depreciation, depletion and amortization			153,847	169,629	117,581

			600,666	621,620	543,672

			313,673	248,016	134,459
Earnings from working interests	12		36,036	24,273	25,392

			349,709	272,289	159,851

Other:
Corporate administration			49,148	41,953	32,231
Exploration and development			39,762	33,628	28,446
Impairment charges	25		98,069	129,861	99,628
Net interest expense (income)	26		680	(1,697)	(2,486)
Foreign exchange loss (gain)			(26,967)	1,068	1,911
Derivative loss (gain)	27		(7,047)	4,341	(549)
Gain on sale of gold bullion			(36,628)	—	—
Other net expense (income)			1,804	1,510	(411)

			118,821	210,664	158,770
Non-controlling interests			8,784	3,120	1,764

			127,605	213,784	160,534

Earnings (loss) before income and mining taxes			222,104	58,505	(683)

Income and Mining Taxes:	20
Current taxes			92,274	76,340	26,958
Future taxes expense (recovery)			15,707	(7,919)	14,419

			107,981	68,421	41,377

Net earnings (loss)			114,123	(9,916)	(42,060)

Weighted average number of common shares outstanding (in thousands)	23	(j)
Basic			352,755	295,430	293,284
Diluted			354,631	295,430	293,284
Basic and diluted net earnings (loss) per share			0.32	(0.03)	(0.14)

See the accompanying notes, which are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of US dollars)

Years ended December 31	Note	2009	2008	2007
		$	$	$
Net earnings (loss)		114,123	(9,916)	(42,060)

Other comprehensive income, net of tax:
Cumulative translation adjustment
Unrealized gain (loss) on translating financial statements of net investment in self-sustaining foreign denominated operations		103,040	(78,561)	29,883
Reversal of unrealized foreign exchange gain on disposal of the Sleeping Giant Mine		—	(2,045)	—

		103,040	(80,606)	29,883

Change in unrealized gain (loss) on available-for-sale financial assets
Unrealized gain (loss)		22,161	(6,158)	(3,978)
Income tax impact		(3,279)	912	434

		18,882	(5,246)	(3,544)

Reversal of unrealized loss following the impairment and disposal of available-for-sale financial assets
Unrealized loss		2,449	409	1,624
Income tax impact		(479)	(4)	(180)

		1,970	405	1,444

Total other comprehensive income (loss), net of tax	24	123,892	(85,447)	27,783

Comprehensive income (loss)		238,015	(95,363)	(14,277)

See the accompanying notes, which are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in thousands of US dollars)

Years ended December 31	Note		2009	2008	2007
			$	$	$
COMMON SHARES
Balance, beginning of year			1,655,755	1,633,119	1,625,994
Issuance of shares, net of issue costs			547,514	22,636	7,125

Balance, end of year	23	(b)	2,203,269	1,655,755	1,633,119

CONTRIBUTED SURPLUS
Balance, beginning of year			39,242	20,034	19,153
Options issued on acquisition of Orezone	5		684	—	—
Exercise of options			(8,475)	(9,218)	(1,974)
Transfer of fair value of expired warrants			—	24,391	—
Share bonus plan			(838)	—	—
Stock-based compensation	23	(i)	6,080	4,035	2,855

Balance, end of year			36,693	39,242	20,034

WARRANTS
Balance, beginning of year			—	24,391	24,391
Transfer of fair value of expired warrants			—	(24,391)	—
Warrants issued on acquisition of Orezone	5		148	—	—

Balance, end of year	23	(d)	148	—	24,391

RETAINED EARNINGS
Balance, beginning of year			21,897	49,553	109,238
Net earnings (loss)			114,123	(9,916)	(42,060)
Dividends			(22,133)	(17,740)	(17,625)

Balance, end of year			113,887	21,897	49,553

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of year			(61,228)	24,219	(3,564)
Other comprehensive income (loss) of the period			123,892	(85,447)	27,783

Balance, end of year	24		62,664	(61,228)	24,219

TOTAL SHAREHOLDERS’ EQUITY			2,416,661	1,655,666	1,751,316

See the accompanying notes, which are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

Years ended December 31	Note		2009	2008	2007
			$	$	$
Operating Activities:
Net earnings (loss)			114,123	(9,916)	(42,060)
Disbursement to asset retirement obligations			(6,661)	(9,769)	(359)
Settlement of derivatives			(4,416)	(2,260)	—
Items not affecting cash:
Earnings from working interests			(36,036)	(24,273)	(25,392)
Depreciation, depletion and amortization			153,847	169,629	117,581
Impairment charges			98,069	129,861	99,628
Amortization of forward sales liability			(10,472)	(17,874)	(34,935)
Future income and mining taxes			15,707	(7,919)	14,419
Stock-based compensation	23	(i)	6,080	4,035	2,855
Unrealized derivative loss (gain)	27		(6,131)	4,341	(549)
Gain on sale of gold bullion			(36,628)	—	—
Asset retirement obligations adjustments			21,726	4,984	8,361
Non-controlling interests			8,784	3,120	1,764
Foreign exchange loss (gain)			(27,434)	2,867	2,018
Other			4,980	2,073	(1,878)
Change in non-cash working capital			(38,580)	9,346	(22,306)

			256,958	258,245	119,147

Investing Activities:
Acquisitions			(7,765)	(98,273)	(173)
Short-term deposits			—	—	39
Investments			(8,061)	(1,961)	—
Restricted cash			5,311	(4,205)	(379)
Mining assets			(105,868)	(159,506)	(96,959)
Exploration and development			(346,696)	(9,813)	(23,179)
Long-term ore stockpiles			(9,342)	(17,808)	(9,586)
Net proceeds (acquisitions) of other assets			(1,032)	(968)	14,977
Proceeds from sale of gold bullion			66,411	—	—

			(407,042)	(292,534)	(115,260)

Financing Activities:
Proceeds from loan			72,000	50,000	7,500
Repayment of long-term liabilities and credit facility			(166,581)	(4,960)	(36,694)
Issue of common shares, net of issue costs			308,356	14,465	5,089
Share purchase loan			—	—	295
Dividends paid			(17,740)	(17,625)	(17,570)

			196,035	41,880	(41,380)

Impact of foreign exchange on cash and cash equivalents			27,434	(2,867)	(2,018)

Increase (decrease) in cash and cash equivalents from continuing operations			73,385	4,724	(39,511)
Cash and cash equivalents from discontinued operations	6		—	—	28,451

Net increase (decrease) in cash and cash equivalents			73,385	4,724	(11,060)
Cash and cash equivalents, beginning of year			117,989	113,265	124,325

Cash and cash equivalents, end of year	7		191,374	117,989	113,265

Information related to consolidated statements of cash flows (note 29)

See the accompanying notes, which are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in notes are in US dollars, and tabular amounts are in thousands of US dollars, except where otherwise indicated)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is engaged in the exploration, development and operation of gold mining properties and the operation of a niobium mine. The consolidated financial statements of IAMGOLD are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Summarized below are those policies considered significant to the Company. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

Certain 2008 and 2007 comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in 2009.

2. SIGNIFICANT ACCOUNTING POLICIES

(i) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. The Company applies the equity method of accounting for its working interests. All significant intercompany balances and transactions have been eliminated.

Significant properties of the Company are accounted for as follows:

Name	Location	Ownership Interest	Status
Rosebel Mine	Suriname	95%	Consolidated
Doyon Division including the Westwood Project	Canada	100%	Consolidated
Mupane Mine	Botswana	100%	Consolidated
Sadiola joint venture(1)	Mali	41%	Proportionate consolidation
Yatela joint venture	Mali	40%	Proportionate consolidation
Tarkwa Mine	Ghana	18.9%	Equity method of accounting
Damang Mine	Ghana	18.9%	Equity method of accounting
Essakane Project	Burkina Faso	90%	Consolidated
Quimsacocha Project	Ecuador	100%	Consolidated
Niobec Mine	Canada	100%	Consolidated

(1)

On December 29, 2009, the Company purchased an additional 3% interest in Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”) from the International Finance Corporation (“IFC”), increasing the Sadiola joint venture ownership interest to 41% (note 5).

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

(ii) Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to mineral reserves and resources, purchase price allocation, depreciation, depletion and amortization, long-lived asset and goodwill valuations, fair value of financial instruments, asset retirement obligations, stock-based compensation, income and mining taxes, and contingent liabilities. Actual results could be materially different from those estimates.

(iii) Functional and reporting currency

The US dollar is the functional and reporting currency of the Company.

The functional currency of Canadian mining activities is the Canadian dollar. Assets and liabilities of Canadian mining activities are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the period. Within the Canadian operations, translation adjustments arising from changes in exchange rates are deferred and included in cumulative translation adjustment within accumulated other comprehensive income.

The US dollar is the functional currency for the Company’s activities in Guyana, Suriname, Ecuador, Peru and Africa as all proceeds from the sale of production and a significant portion of disbursements are in US dollars.

(iv) Financial instruments

Cash and cash equivalents, and restricted cash

Cash and cash equivalents, and restricted cash are designated as held-for-trading and are recorded at fair value.

Receivables, accounts payable and accrued liabilities

Receivables excluding prepaid expenses, derivative contracts (note 9), accounts payable and accrued liabilities are recorded at amortized cost.

Marketable securities

Investments in marketable securities designated as available-for-sale are accounted for at their fair value, which is determined based on the last quoted market price. Changes in market value as well as the related tax impact are accounted for in other comprehensive income (“OCI”) until the marketable security is sold or is determined to be other than temporarily impaired. When marketable securities are sold or are determined to be other than temporarily impaired, the related accumulated change in OCI is reversed and the actual gain or loss on disposal or the impairment charge is accounted for in the consolidated statement of earnings. Investments in equity instruments that do not have a quoted market price in an active market are measured at cost.

Warrants

Warrants held in other companies are classified as held-for-trading and measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in fair value are reported under “Derivative gain or loss” in the consolidated statement of earnings.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Gold receivable

Gold receivable was considered a hybrid instrument composed of a receivable and an embedded derivative that were accounted for separately. The receivable was accounted for as an interest bearing receivable, with accrued interest charged to earnings. The embedded derivative was marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings as a derivative gain or loss.

Credit facility

The credit facility is accounted for at amortized cost, using the effective interest method. Credit facility issue costs are capitalized in other long-term assets and the current portion is included in prepaid expenses. Amortization is calculated on a straight-line basis over the term of the credit facility.

Commodity and currency contracts

The gold forward sales contracts, assumed through the acquisition of Gallery Gold Limited (“GGL”), were accounted for as normal purchase and sales contracts whereby deliveries were recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability was amortized and recorded into gold revenue.

The change in market value of forward contracts, assumed through the acquisition of Cambior Inc. in 2006, was included in the statement of earnings as a derivative gain or loss. On delivery of gold into the forward contracts, the related marked-to-market value was amortized and recorded into gold revenue.

The derivative instruments related to currency, heating oil and aluminum entered into in 2008 and 2009, and gold forward contracts assumed following the acquisition of EURO Ressources, are accounted for at their fair value on the balance sheet date. The valuation is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument. The fair value of these derivative instruments is included on the balance sheet and the change in fair value from the acquisition or inception is included in the statement of earnings as a derivative gain or loss.

Gold bullion

Investments in gold bullion are valued at the lower of average cost and net realizable value.

(v) Inventories

Gold production inventory, niobium production inventory and concentrate inventory are valued at the lower of cost and net realizable value. Production costs include the cost of materials, labor, mine site production overheads and depreciation to the applicable stage of processing.

Ore stockpiles are valued at the lower of cost and net realizable value. The cost of ore stockpiles is increased based on the related current mining cost of the period, and decreases in ore stockpiles are charged back to mining costs using the weighted average cost per tonne. Ore stockpiles are segregated between current and long-term inventory.

Mine supplies are valued on an average purchase cost basis with appropriate provisions for redundant and slow-moving items.

(vi) Capital assets

Capital assets include furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles, land and leasehold improvements. Depreciation is calculated on a straight line basis based on the estimated useful lives of the assets and in the case of leasehold improvements, over the remaining lease term determined at the time of acquisition.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

(vii) Working interests

Working interests are accounted for using the equity method. Any fair value increment related to the original acquisition of the working interests is amortized on a units-of-production basis over the estimated economic life of the mine corresponding to the proven and probable reserves. Working interests include changes in the investment as a result of income or loss reported by the company in which IAMGOLD has invested. This change is accounted for in the statement of earnings as earnings from working interests. Cash received from working interests is accounted for as a decrease of working interests in the balance sheet.

(viii) Royalty interests

The Company records its royalty interests at cost. Amortization of producing royalty interests is calculated using the units-of-production method with an estimated economic life of mine corresponding to the property’s reserves and resources.

(ix) Mining assets and stripping costs

Mining assets represent the capitalized expenditures related to the operation of mineral properties including plant and equipment, mining properties, deferred costs and construction in progress. Upon commencement of commercial production, related capital expenditures for any given mining assets are amortized on a straight-line basis or using the units-of-production method over the estimated economic life of the mine which refers to proven and probable reserves. If the expected useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life on a straight-line basis. If a property is abandoned or deemed economically unfeasible, the related project balances are written off. Amounts relating to values beyond proven and probable (“VBPP”) reserves are not amortized until resources are converted into reserves.

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Capitalized stripping costs are amortized over the reserves that directly benefit from the stripping activity on a units-of-production basis.

(x) Exploration and development

Exploration expenses incurred prior to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

(xi) Business combinations

Business combinations are accounted for using the purchase method of accounting, whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition with the excess of the purchase price over such fair value recorded as goodwill.

If a transaction does not meet the definition of a business combination as per Canadian GAAP standards, the transaction is recorded as an acquisition of an asset.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

(xii) Impairment of long-lived assets

Long-lived assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss must be recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. In that event, the asset must be written down to its fair value (present value of future cash flows) and an impairment loss is recorded in earnings. Net estimated future cash flows from each long-lived asset are calculated based on anticipated future production (proven and probable reserves as well as value beyond proven and probable reserves), estimated metal prices, operating costs, capital expenditures and site restoration expenses. The Company will determine fair value from recent transactions involving sales of similar properties, if deemed more appropriate in the circumstances. Management’s estimate of future cash flows is subject to risk and uncertainties and it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and may have a material effect on the Company’s results of operations and financial position.

(xiii) Goodwill and goodwill impairment

Goodwill assigned to the reporting units following a business combination is not amortized. The carrying value of goodwill on the balance sheet is tested for impairment at least annually or when there is evidence of potential impairment. The fair value of each reporting unit, that includes goodwill, is compared to the total carrying amount (including goodwill) of that reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the identifiable assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the implied fair value of the goodwill of the reporting unit. When the carrying value of goodwill exceeds the implied fair value, the excess is charged to earnings in the period in which the impairment is determined.

(xiv) Other intangible assets

Other intangible assets are related to the fair value of favourable supplier contracts accounted for following the purchase of Cambior in 2006. Fair value was determined using a differential cost method based on the costs expected to be saved due to the favorable terms of the supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract.

(xv) Income and mining taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income and mining tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income and mining tax asset if it is more likely than not that the asset will not be realized. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

(xvi) Asset retirement obligations

The Company recognizes, when the legal obligation is incurred, the fair value of an estimated liability for the future cost of restoring a mine site upon termination of the operation with a corresponding increase in the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset using the depreciation method established for the related asset. An accretion expense in relation with the discounted liability over the remaining life of the mining properties is recorded in mining costs. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation with a corresponding increase in the carrying value of the related long-lived asset. Adjustments to asset retirement obligations for closed mines and environmental and ongoing site reclamation costs at operating mines are charged to the statement of earnings in the period during which they occur.

(xvii) Flow-through shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. The Company recognizes future income tax liability for flow-through shares, and reduces shareholders’ equity, on the date that the tax credits associated with the expenditures are renounced and provided there is reasonable assurance that the expenditures will be made.

(xviii) Stock-based compensation plans

The Company has the following stock-based compensation plans with related costs included in corporate administration expenses in the statement of earnings.

a. Share options

Share option compensation costs are accounted for as an expense in the statement of earnings and credited to contributed surplus within shareholders’ equity. This cost is measured based on the fair value of the option on the grant date, calculated by the Black-Scholes option pricing model, and is recognized over the related service period. Consideration paid by employees on exercise of the options and the grant-date fair value of options exercised are added to common shares.

b. Share bonus plan

The Company expenses share bonuses granted to employees over the three-year or five-year vesting period. Share bonuses to directors are expensed on issuance as they vest immediately.

c. Deferred share plan

The Company expenses deferred share units granted to employees over a three- or four-year vesting period.

d. Share purchase plan

Effective January 1, 2007, the Company initiated a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(xix) Revenue recognition

Revenues from the sale of gold and by-products (silver and copper concentrate) are recognized when the metal is delivered and title transfers to the counterparties to the transaction.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Revenues for the sale of niobium (ferroniobium) are recognized when legal title (rights and obligations) to the ferroniobium is transferred to the buyer.

Royalty revenue is recognized when the Company has reasonable assurance as to measurement and collectability. The Company holds two types of royalties:

•	Revenue based royalties such as Net Smelter Return (“NSR”) or Gross Proceeds Royalties:

Revenue based royalties are determined based on the proceeds from the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment are governed by the corresponding royalty agreement with the owner of the royalty property.

•	Profits based royalties such as Net Profits Interests (“NPI”):

An NPI royalty is based on the profit after allowing for costs related to production as defined in the relevant royalty agreement. Payments generally begin once the Company has received pay-back of capital costs. The royalty holder is responsible neither for providing capital, nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement.

(xx) Earnings per share

Basic earnings per share are calculated by dividing net earnings by the weighted average number of common shares outstanding during the year. The calculation of diluted earnings per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of share options and warrants.

The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. No potential common shares are included in the computation of any diluted per share amount when the Company has a loss before discontinued operations.

3. CHANGES IN ACCOUNTING POLICIES

(a) Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) replaced Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs, with Section 3064, Goodwill and intangible assets. This section gives the definition and establishes standards for the recognition, measurement and disclosure of goodwill subsequent to its initial recognition, and intangible assets. Standards for goodwill and intangible assets following a business combination remain unchanged. Section 3064 gives guidance about internally generated intangible assets. This section was effective for the Company in 2009. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements in 2009.

(b) Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee (“EIC”) issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities. The EIC reached a consensus that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This accounting treatment should be applied retrospectively without restatement of prior periods. The application of EIC-173 did not have a material impact on the Company’s consolidated financial statements in 2009.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

(c) Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining exploration costs replacing EIC-126, Accounting by mining enterprises for exploration costs. EIC-174 provides guidance on the capitalization and the impairment of exploration costs. This standard was effective in 2009. The application of the EIC did not have an impact on the Company’s consolidated financial statements.

(d) Amendment to Section 3862, Financial instruments – Disclosures

In June 2009, the CICA issued amendments to Section 3862, Financial instruments – Disclosures, effective for the Company in its 2009 annual consolidated financial statements. These amendments include additional disclosure requirements about fair value measurements of financial instruments using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. In addition, these amendments enhance liquidity risk disclosure requirements. Disclosure requirements are reflected in note17.

(e) Amendment to Section 3855, Financial instruments – Recognition and measurement

In August 2009, Section 3855, Financial instruments – Recognition and measurement was amended following changes made to Section 3855 in December 2008 which allow the reclassification of certain held-for-trading financial assets in certain circumstances. The amendments add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. The amendment applies to reclassifications made on or after July 1, 2009.

Section 3855 was also amended with the new definition of loans and receivables, to change the categories of financial assets into which a debt instrument is required or permitted to be classified; to change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Section 3025, Impaired loans; and to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. These amendments applied to the Company’s annual consolidated financial statements for 2009.

The application of these amendments did not have an impact on the Company’s consolidated financial statements.

4. FUTURE ACCOUNTING POLICIES

(a) Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests; and Amendments to Section 3251, Equity

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests; and amendments to Section 3251, Equity. These new standards will be effective for the Company in 2011 and earlier adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R – Business Combinations.

Sections 1601 and 1602 together replace Section 1600, Consolidated financial statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 – Consolidated and separate financial statements.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Amendments to Section 3251 apply to entities that have adopted Section 1602 and require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity.

(b) Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to:

•

Clarify the application of the effective interest method following an impairment loss of an investment in a debt instrument. This clarification applies to investment in debt instruments classified as held-to-maturity and to those classified as available for sale. This amendment will be effective for the Company in 2010.

•

Clarify the situation where the embedded prepayment option is considered closely related and, therefore, is not separated from the host debt instrument for recognition purposes. This amendment will be effective for the Company in 2011.

The Company is in the process of evaluating the requirements of these new standards.

(c) International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian GAAP for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011.

5. ACQUISITIONS

Orezone Resources Inc. (“Orezone”)

On February 25, 2009, the Company acquired all of the outstanding common shares of Orezone. The principal asset of Orezone is a 90% interest in the Essakane gold Project in Burkina Faso. Prior to the 100% acquisition of Orezone, other exploration properties that were not related to the Essakane Project were spun out into a new exploration company, Orezone Gold Corporation (“Orezone Gold”), a new public company. The holders of common shares of Orezone received, for each share, 0.08 of an IAMGOLD common share and 0.125 of a common share of Orezone Gold. As a result of the transaction, IAMGOLD held approximately 16.6% of Orezone Gold.

In accordance with Canadian GAAP, CICA Section 1581, Business combinations, this transaction does not meet the definition of a business combination as the primary asset (Essakane Project) has not commenced planned principal operations and is in the development stage. Consequently, the transaction has been recorded as an acquisition of an asset.

On February 25, 2009, a total of 28,817,244 IAMGOLD shares valued at $220,735,000, were issued for the acquisition of Orezone. The value was determined based on the market value of the IAMGOLD shares at the closing date of the transaction. The Company also settled the convertible debenture assumed from Orezone by paying cash of $4,021,000 and issuing to the holder 555,425 common shares of IAMGOLD.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

The Company’s private placement in Orezone acquired on December 31, 2008, for a gross consideration of $16,420,000, was accounted for using the equity method of accounting within working interests. The Company recognized an equity loss of $491,000 (note 12) for the period between the acquisition date and February 25, 2009. In conjunction with the Orezone Gold spin off, an amount of $3,416,000 representing the Company’s 16.6% interest in Orezone Gold was reclassified out of working interests into marketable securities. The Company’s investment in Orezone Gold has been designated as available-for-sale marketable securities. The remaining private placement balance of $12,513,000 has been included as part of consideration for the transaction. Also included as part of consideration were the issuance of options and warrants of IAMGOLD and a cash subscription of $3,975,000 into the shares of Orezone Essakane (BVI) Limited, a wholly-owned subsidiary of Orezone.

The purchase price of $238,105,000 was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value. The excess of the amounts assigned to the acquired assets over the consideration paid was allocated on a pro rata basis to reduce values assigned to mining assets and exploration and development assets acquired. The future tax liability attributable to the asset acquisition was calculated using the appropriate method in order to allocate the purchase price to the assets and the related future tax liability.

$
Assets acquired and liabilities assumed
Current assets	2,414
Other long-term assets	18
Exploration and development	339,241
Current liabilities	(15,013)
Debt	(40,000)
Convertible debenture	(8,276)
Future income and mining tax liability	(40,279)

238,105

Consideration paid
Issuance of shares	220,735
Initial private placement investment	12,513
Additional subscription	3,975
Options issued	684
Warrants	148
Transaction costs	5,369
Less: Cash and cash equivalents acquired	(5,319)

238,105

Investment in Oromin Explorations Ltd. (“Oromin”)

In June 2009, the Company acquired 16,088,636 common shares at C$0.70 per share for a total investment of $10,316,000 (C$11,262,000), representing 17% of issued and outstanding shares of Oromin. Oromin is the owner of a joint venture interest in a large property in Senegal at the exploration and preliminary feasibility stage. The Company acquired these common shares for investment purposes. As of December 31, 2009, the Company was holding approximately 15.7% of the outstanding shares of Oromin. This investment is classified as available-for-sale marketable securities (included in Other long-term assets).

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Acquisition of an additional 3% interest in Sadiola

During 2009, IAMGOLD held a 38% interest in the Sadiola joint venture. Other shareholders included AngloGold Limited (“AGA”) (38%), the Republic of Mali (“ROM”) (18%) and the International Financial Corporation (“IFC”) (6%). On December 29, 2009, IAMGOLD and AGA each acquired an additional 3% interest in the Sadiola joint venture from IFC, increasing ownership interest to 41%. The ROM has until March 31, 2010, to elect to take up its proportionate entitlement of 0.574% interest in SEMOS from each of the Company and AGA.

The consideration for the 3% interest in SEMOS was $6,000,000 in cash followed by contingent payments of:

•

$250,000 in each of 2010, 2011 and 2012 for which the average gold price exceeds $900 per ounce, or $500,000 in each of the aforementioned years that the average gold price exceeds $1,000 per ounce; based on future estimated gold price, the Company determined that it is likely that payments will be required and recognized a discounted contingent liability of $1,108,000.

•

$500,000 upon approval by the board of directors of SEMOS and the ROM to proceed with the development of the Sadiola deep sulphide project. The deep sulphide project is in the feasibility stage and the timing and the decision is unknown, making it difficult to estimate the current value of the payment; therefore, this contingent payment has not been accrued at year-end.

The Sadiola Mine is a joint venture and the interest in the joint ventures is accounted for by the proportionate consolidation method. The total purchase price of $5,573,000 was net of cash and cash equivalents acquired of $1,535,000. The purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at their proportionate fair value. The excess of the amounts assigned to the acquired assets over the consideration paid was allocated to reduce the value assigned to mining assets acquired. The future tax asset attributable to the asset acquisition was calculated using the appropriate method in order to allocate the purchase price to the assets and the related future tax asset.

$
Assets acquired and liabilities assumed
Current assets	2,639
Other long-term assets (ore stockpiles)	3,251
Mining assets	1,206
Future income and mining tax asset	413
Current liabilities	(997)
Asset retirement obligations	(939)

5,573

Consideration paid
Cash payment	6,000
Discounted contingent liability recognized	1,108
Less: Cash and cash equivalents acquired	(1,535)

5,573

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

ACQUISITION OF EURO RESSOURCES S.A. (“EURO Ressources”)

In 2008, the Company acquired 52,838,639 shares of EURO Ressources, representing 84.55% of the current share capital of EURO Ressources. EURO Ressources has a participation right royalty on production from IAMGOLD’s Rosebel Gold Mine. The total purchase price amounted to $82,030,000, including transaction costs of $3,514,000 less cash and cash equivalents acquired of $2,063,000.

In 2009, the purchase price allocation of EURO Ressources has been adjusted from that disclosed in 2008 as a result of the final review of future income and mining tax liabilities, and additional transaction costs resulting in an increase of goodwill and future income and mining tax liabilities.

	Preliminary Fair Value	Adjustment	Final Fair Value
	$	$	$
Assets acquired and liabilities assumed
Other current assets	5,407	—	5,407
Mining assets	81,584	—	81,584
Goodwill	23,179	7,625	30,804
Current liabilities	(3,363)	—	(3,363)
Debt	(657)	—	(657)
Forward sales liability	(4,950)	—	(4,950)
Future income and mining tax liabilities	(16,659)	(7,448)	(24,107)
Non-controlling interest	(2,688)	—	(2,688)

	81,853	177	82,030

Consideration paid
Cash	80,579	—	80,579
Transaction costs	3,337	177	3,514
Less: Cash and cash equivalents acquired	(2,063)	—	(2,063)

	81,853	177	82,030

6. ASSETS HELD FOR SALE

On February 13, 2007, the Company completed an agreement for the sale of its bauxite operation with an effective date at December 31, 2006. The transaction was completed on March 21, 2007, with the receipt from the purchaser of $28,451,000 and the assumption of third party debt of $17,724,000.

7. CASH AND CASH EQUIVALENTS

At December 31	2009	2008
	$	$
Cash	182,570	111,113
Cash equivalents:
Short-term deposits with initial maturities of less than three months	8,804	6,876

Cash and cash equivalents	191,374	117,989

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

8. GOLD BULLION

At December 31		2009	2008
Ounces held	(oz)	99,999	173,704
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $000s)	40,408	70,191
End of year spot price for gold	($/oz)	1,088	870
End of year market value	(in $000s)	108,749	151,079

In 2009, the Company sold 73,705 ounces of its gold bullion at an average price of $901 per ounce with proceeds of $66,411,000 resulting in a gain of $36,628,000.

9. RECEIVABLES AND OTHER

At December 31	2009	2008
	$	$
Gold trade receivable	7,693	10,547
Settlement receivables from sales of niobium	20,720	13,351
Receivables from government related to taxes, mineral rights and exploration tax credit	24,717	25,610
Royalty receivable	1,188	2,487
Other receivable	7,911	6,094

	62,229	58,089
Derivatives – currency contracts	142	—
Derivatives – heating oil option contracts	2,723	1,457
Derivatives – aluminum option contracts	186	—
Prepaid expenses	17,802	4,617

	83,082	64,163

10. INVENTORIES

At December 31	2009	2008
	$	$
Gold production inventory	43,548	27,016
Niobium production inventory	7,436	10,138
Concentrate inventory	703	151
Ore stockpiles – current	26,408	8,221
Mine supplies	83,938	47,275

Inventories	162,033	92,801

The amount of inventories recognized as an expense during the period is included in mining costs in the consolidated statement of earnings. The cost of inventory that was charged to expense represents all mining costs and amortization of mining assets. During 2009, there was no write-down of inventories recognized as an expense.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

11. OTHER LONG-TERM ASSETS

At December 31	2009	2008
	$	$
Receivables from governments related to taxes, mineral rights and exploration tax credits	6,229	13,055
Restricted cash	—	5,579
Marketable securities	46,407	4,318
Warrants	1,382	364
Convertible debenture	—	2,873
Long-term ore stockpiles	70,370	70,937
Capital assets	6,275	4,703
Other assets	5,459	3,406

	136,122	105,235

12. WORKING INTERESTS

The Company holds an 18.9% working interest in Gold Fields Ghana Limited (“Tarkwa Mine”), an unlisted Ghanaian company holding 100% of the Tarkwa gold Mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003, at its fair value of $42,742,000. This amount included a fair value increment of $4,617,000, which is amortized on a units-of-production basis over the life of the mine corresponding to the proven and probable reserves.

The Company also holds an 18.9% working interest in Abosso Goldfields Limited (“Damang Mine”), an unlisted Ghanaian company holding 100% of the Damang gold Mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003, at its fair value of $15,298,000. This amount included a fair value increment of $6,261,000, which is amortized on a units-of-production basis over the life of the mine corresponding to the proven and probable reserves.

On December 31, 2008, IAMGOLD acquired 71,428,571 common shares of Orezone at a price of C$0.28 per share for total consideration of C$16,420,000. The investment was recorded using the equity method of accounting until February 25, 2009, when the Company completed the acquisition of 100% of Orezone (note 5). Effective February 25, 2009, Orezone’s results have been consolidated into IAMGOLD’s consolidated financial statements.

	Tarkwa	Damang	Orezone	Total
	$	$	$	$
Balance, December 31, 2006	73,431	13,655	—	87,086
Earnings from working interests in 2007	22,118	3,274	—	25,392

Balance, December 31, 2007	95,549	16,929	—	112,478
Acquisition	—	—	16,420	16,420
Earnings from working interests in 2008	22,223	2,050	—	24,273

Balance, December 31, 2008	117,772	18,979	16,420	153,171
Consolidation of Orezone	—	—	(15,929)	(15,929)
Earnings from working interests in 2009	30,810	5,717	(491)	36,036

Balance, December 31, 2009	148,582	24,696	—	173,278

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

13. ROYALTY INTERESTS

	Cost	Accumulated Amortization	Net Royalty Interests
	$	$	$
At December 31, 2009
Revenue producing royalties
Diavik (a)	49,446	23,365	26,081
Magistral (b)	3,109	502	2,607

	52,555	23,867	28,688

	$	$	$
At December 31, 2008
Revenue producing royalties
Diavik (a)	49,446	21,252	28,194
Magistral (b)	3,109	502	2,607

	52,555	21,754	30,801

Revenue producing royalties

(a)	The Company owns a 1% gross proceeds royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Harry Winston Diamond Corporation and Diavik Diamond Mines Inc.

(b)	The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by US Gold Corporation. The royalty rate is 3.5% until 380,000 ounces of gold have been produced and 1% thereafter. In July 2005, mine operations were suspended. In 2008, the Company assessed the estimated fair value of the royalty against its carrying value including the associated goodwill, and determined an impairment charge was required. The $2,772,000 carrying value of goodwill was charged to earnings. No additional impairment was required in 2009.

14. MINING ASSETS

	Cost	Accumulated Depreciation and Depletion	Net Mining Assets
	$	$	$
At December 31, 2009
Plant and equipment	628,479	375,482	252,997
Mining property and deferred costs	1,481,679	731,566	750,113
Construction in progress	50,238	—	50,238

	2,160,396	1,107,048	1,053,348

	$	$	$
At December 31, 2008
Plant and equipment	522,810	302,406	220,404
Mining property and deferred costs	1,320,477	574,778	745,699
Construction in progress	38,810	—	38,810

	1,882,097	877,184	1,004,913

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

15. EXPLORATION AND DEVELOPMENT

Capitalized investments in exploration and development properties, net of impairment charges, were as follows:

At December 31	Note		2009	2008
			$	$
Burkina Faso – Essakane Project	5		596,630	—
Canada – Westwood Project			131,286	36,642
Ecuador – Quimsacocha Project			22,180	11,894
Tanzania – Buckreef	25		—	9,197
Tanzania – Other			726	726
French Guiana – Camp Caiman Project	25		3,476	71,142
Peru – La Arena Project	30	(g)	30,008	26,768
Peru – Other			1,773	1,962

			786,079	158,331

16. GOODWILL

At December 31	Note	2009	2008
		$	$
Balance, beginning of year		342,046	361,648
Adjustment – Cambior		13,892	(8,611)
Adjustment – La Arena Project		(1,320)	—
Adjustment and Acquisition – EURO Ressources		7,625	23,179
Impairment – Camp Caiman Project	25	(28,239)	—
Impairment – Buckreef Project	25	—	(25,668)
Impairment – Other exploration and development	25	—	(4,387)
Impairment – Gold Royalty – Magistral	25	—	(2,772)
Adjustment – Sale of Sleeping Giant Mine		—	(1,343)

Balance, end of year		334,004	342,046

Goodwill adjustments include final purchase price adjustments, foreign exchange impacts and disposals.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

17. FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments.

	2009		2008
At December 31	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Financial Assets
Cash and cash equivalents(1)	191,374	191,374	117,989	117,989
Restricted cash	—	—	5,579	5,579
Receivables excluding derivative contracts, and prepaid expenses (2)	62,229	62,229	58,089	58,089
Derivatives – Currency contracts(3)	142	142	—	—
Derivatives – Heating oil option contracts(3)	2,723	2,723	1,457	1,457
Derivatives – Aluminum option contracts(3)	186	186	—	—
Marketable securities(3)	46,407	46,407	4,318	4,318
Warrants(3)	1,382	1,382	364	364
Convertible debenture(4)	—	—	2,873	2,873
Financial Liabilities
Accounts payable and accrued liabilities(5)	(175,320)	(175,320)	(146,668)	(146,668)
Credit facility(6)	—	—	(50,000)	(50,000)
Gold forwards sales liability – Mupane(3)	—	—	(10,472)	(20,777)
Derivatives – Gold forward sales(3)	—	—	(3,440)	(3,440)
Derivatives – Currency contracts(3)	—	—	(573)	(573)

(1)	The related interest income totaled $790,000 in 2009 ($1,735,000 in 2008).
(2)	Refer to the credit risk section below. The fair value approximates the carrying amount given the short maturity period.
(3)	Derivatives, marketable securities and warrants held in other companies are discussed below in the market risk section.
(4)

The Company’s convertible debenture received as part of the proceeds for the sale of the Sleeping Giant Mine in 2008 was converted into marketable securities in 2009 resulting in a derivative gain of $2,827,000.

(5)	Refer to the Liquidity risk section below. The fair value approximates the carrying amount given the short maturity period.
(6)	Refer to the Liquidity risk section below. The credit facility is recorded at amortized cost. Since the credit facility is variable rate debt, the fair value is equivalent to the carrying amount.

Risks

The Company is subject to various financial instrument risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various credit, market and liquidity risks associated with its financial instruments, and manages those risks as follows:

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Credit risk is associated with cash and cash equivalents, receivables and derivatives. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

The Company holds cash and cash equivalents in creditworthy financial institutions and does not hold any asset-backed commercial paper.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Receivables excluding prepaid expenses and derivatives contracts are summarized in note 9.

The credit risk related to gold trade receivables is considered minimal as gold is sold to creditworthy major banks and settled promptly, usually within the following month.

Niobium sales credit risk on settlement receivables is related to difficulties buyers may have in meeting their payment obligations. At December 31, 2009, 55% of outstanding settlement receivables from sales of niobium were outstanding less than 30 days and 29% between 30 and 60 days. In order to minimize the credit risk related to receivables from sales of niobium, credit limit exposure reviews are performed on a regular basis. As at December 31, 2009, an impaired settlement receivable for $133,000 has been recognized and fully provided for through a doubtful account provision, and there was no amount that would otherwise be past due or impaired whose terms have been renegotiated. The Company does not hold any security or any other credit enhancements in relation to these receivables.

The credit risk is also related to receivables from governments related to taxes, mineral rights and exploration tax credits. Pending completion of certain government audits the full balance recorded may not be ultimately realized. Management does not expect the amount realized to be materially different from that currently recorded. In 2008, a write-down related to value added tax (“VAT”) receivables of $5,440,000 was recorded against other income in the consolidated statement of earnings.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. It is the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company’s incurring an unrealized mark-to-market loss.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirements to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises three types of risk:

•	Share, gold and commodity market price risk,

•	Currency risk, and

•	Interest rate risk.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Fair value measurements

The following fair value hierarchy, which reflects the significance of the inputs, is used in making the measurements of the fair value of financial assets and liabilities.

Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2.	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3.	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fair values of the Company’s financial assets and liabilities were as follows:

December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
	$	$	$	$
Financial assets:
Derivatives:
Currency contracts	—	142	—	142
Heating oil option contracts	—	2,723	—	2,723
Aluminum option contracts	—	186	—	186
Held-for-trading:
Warrants	—	1,382	—	1,382
Available-for-sale:
Marketable securities	46,407	—	—	46,407

Total	46,407	4,433	—	50,840

December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
	$	$	$	$
Financial assets:
Derivatives:
Heating oil option contracts	—	1,457	—	1,457
Held-for-trading:
Warrants	—	364	—	364
Available-for-sale:
Marketable securities	4,318	—	—	4,318

Total	4,318	1,821	—	6,139

Financial liabilities:
Derivatives:
Gold sales commitments	—	(3,440)	—	(3,440)
Currency contracts	—	(573)	—	(573)

Total	—	(4,013)	—	(4,013)

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Valuation techniques

Marketable securities:

The fair value of available-for-sale marketable securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for that particular security and is therefore classified within Level 1 of the fair value hierarchy.

Warrants:

The fair value of warrants held in other companies is obtained through the use of Black-Scholes pricing models which use share price inputs and volatility measurements and are therefore classified within Level 2 of the fair value hierarchy.

Derivatives:

For its derivative contracts (gold, currency, heating oil and aluminum), the Company obtains a valuation of the contracts from counterparties of its portfolio of contracts. Valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument, and are therefore classified within Level 2 of the fair value hierarchy.

Marketable securities and warrants, and market price risk

IAMGOLD holds certain marketable securities following the settlement of specific transactions (e.g., disposal of a project in exchange for the shares of the counterparty) or as a strategic investment. These investments relate to mining companies which are part of a volatile market. Share market price exposure risk is related to the fluctuation in the market price of marketable securities.

Investments in marketable securities are classified as available-for-sale and are recorded at fair value in other long-term assets on the consolidated balance sheet. Exposure to share market price risk is related to the fluctuation in the market price of marketable securities. In 2009, an unrealized gain related to the change in market price of marketable securities classified as available-for-sale of $22,161,000 was recorded in other comprehensive income compared to unrealized losses of $6,158,000 in 2008 and $3,978,000 in 2007. The Company sold some of its marketable securities during 2009. The gain of $2,130,000 initially included in other comprehensive income was transferred to the statement of earnings. At the end of the year, the Company reviewed the value of marketable securities for impairment based on both quantitative and qualitative criteria and determined that a related impairment charge of $4,579,000 was required ($409,000 in 2008) and recorded in other expenses. Factors considered in determining impairment included a decreasing trend of these investments’ market value and other information available on these companies.

The Company also has share purchase warrants included in other long-term assets on the consolidated balance sheet. These warrants are considered held-for-trading and are measured at fair value. The unrealized gain or loss related to changes in fair value is reported under derivative gain or loss in the consolidated statement of earnings. An unrealized gain of $828,000 related to the change in the fair value of warrants classified as held-for-trading was recorded in 2009 compared to losses of $897,000 during 2008 and $1,236,000 in 2007. In addition, the Company realized a gain of $1,479,000 following the exercise of certain warrants in 2009.

At December 31, 2009, the impact of a change of 10% in the fair value of marketable securities and warrants would have resulted in a change in unrealized net of tax gain/loss of $3,825,000 that would be included in other comprehensive income, and a change of $119,000 in net earnings.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Gold price market risk

The market risk related to the fluctuation in the price of gold has an impact on the fair value of the gold forward contracts. Following the acquisition of Gallery Gold Limited (Mupane) in 2006 and the acquisition of EURO Ressources in late 2008, the Company assumed existing gold forward commitments.

At the end of 2009, there were no remaining gold derivative contracts.

At December 31	2009		2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Normal sales contracts (Mupane)	—	—	(10,472)	(20,777)
Forward sales contracts (EURO Ressources)	—	—	(3,440)	(3,440)

	—	—	(13,912)	(24,217)

The assumed Mupane forward sales contracts were accounted for as normal purchase and sales contracts whereby deliveries were recorded at their respective forward prices.

On the acquisition date of EURO Ressources in 2008, there were outstanding forward sale agreements for 17,100 ounces of gold at $459 per ounce for settlement in 2009. During the first quarter of 2009, the Company paid the settlement obligation of $3,617,000 outstanding for ounces bought back in December 2008. During 2009, all the ounces came to maturity with a fair value of $1,429,000 paid in October 2009 and $3,654,000 expiring in December 2009 with settlement in January 2010. These contracts did not qualify for hedge accounting and the decrease in fair value in 2009 totaling $1,643,000 ($2,107,000 between the acquisition date and December 31, 2008) was accounted for as a derivative loss.

In February 2010 the Company entered into forward sales option contracts to protect a portion of Mupane’s production for 2010 and 2011. The hedges are specific to the Mupane Mine production and intended to support a positive operating cash flow from the operation.

Currency risk

Movements in the Canadian dollar, the €uro and the South African Rand (“Rand”; symbol: “ZAR”) against the US dollar have a direct impact on the Company’s Canadian divisions and executive office cost base, and on development projects’ capital expenditures. International operations have exposure to currencies; however metal sales are mainly transacted in US dollars and a significant portion of each international operation’s cost base is denominated in US dollars.

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statement of earnings and presents increased risk as the Canadian dollar and other currency rates fluctuate in relation to the US dollar. As the Company’s Canadian mines are considered self-sustaining foreign operations, the foreign exchange impact of translating their financial statement balances to US dollars is accounted for in accumulated other comprehensive income, as a cumulative translation adjustment, which shelters the operations from having this impact on the consolidated statement of earnings until the investment is repatriated.

The Company uses foreign exchange contracts to mitigate the risk of variability of the US dollar compared to the Canadian dollar, the €uro and the Rand.

In late 2008, the Company entered into option and forward contracts to hedge its exposure to the Canadian dollar in the 2009 spending plan. Following the Canadian dollar equity financing completed in March 2009, the Company reduced its hedging position for 2009 Canadian dollar requirements. At December 31, 2009, there were no outstanding hedge contracts for the exposure to the Canadian dollar.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

During 2010, the Company will have a significant Canadian dollar requirement due to capital expenditures required to advance the Westwood Project and operating and capital expenditures at the Niobec Mine.

As a result of the 2010 Essakane Project spending plan, the Company hedged its exposure to the €uro and the Rand resulting from the construction of the Essakane Project. This resulted in total net commitments to buy ZAR 20,000,000 (equivalent of $2,539,000; 25% of its annualized exposure), and €23,000,000 (equivalent of $33,457,000; 33% of its annualized exposure). These contracts will expire in 2010 and do not qualify for hedge accounting. At December 31, 2009, the positive fair value of $142,000 was included in receivables and other on the consolidated balance sheet.

Fair value adjustments were recognized during the year and recorded as an unrealized derivative gain.

Years ended December 31	2009	2008	2007
	$	$	$
Unrealized loss (gain) on contracts expiring in 2009	(573)	573	—
Realized gain	(2,890)	—	—

Total included in derivative loss (gain)	(3,463)	573	—

As at December 31, 2009, a 10% variation in the exchange rate as compared to the US dollar would create the following change in the fair value of these contracts:

Fair value	December 31, 2009	Increase of 10%	Decrease of 10%
	$	$	$
€uro	290	3,100	(3,864)
Rand	(148)	(244)	298

Total	142	2,856	(3,566)

The 2009 foreign exchange gain of $26,967,000 was mainly due to the appreciation in the value of the Canadian dollar compared to the US dollar and the higher level of Canadian dollars in cash and cash equivalents. In relation to Canadian dollars held at the end of the year, a 10% weaker Canadian dollar against the US dollar would negatively impact net earnings by $5,292,000. A 10% stronger Canadian dollar against the US dollar would positively impact net earnings by $6,468,000.

Heating oil option and market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company uses heating oil option contracts to mitigate the risk of oil price volatility on fuel consumption. Heating oil is traded in an active market and the Company believes there is a strong relationship between heating oil prices and diesel prices. As a result of the major disruption in the world oil markets, the Company initiated a hedging strategy in 2008 to limit the impact of price fluctuations for 2009. In 2009, the Company entered into additional option contracts at a cost of $1,630,000, hedging 36% or 8,610,000 gallons of 2010 planned fuel requirements. These option contracts cover consumption at the Rosebel, Mupane, Sadiola, Yatela and Essakane operations.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

The fair value is included in receivables and other in the consolidated balance sheet. At December 31, 2009, fair values of outstanding contracts were as follows:

	Number of Gallons	December 31, 2009	December 31, 2008
		$	$
Expiring in 2009(1)	—	—	1,457
Expiring in 2010(2)	8,610,000	2,723	—

Total	8,610,000	2,723	1,457

(1)	Acquired during 2008 at a premium average price of $0.30 per gallon, for a total price of $2,260,000.
(2)	Acquired in 2009 at a premium average price of $0.19 per gallon, for a total price of $1,630,000.

Changes in fair values resulted in a derivative loss as follows:

Years ended December 31	2009	2008	2007
	$	$	$
Unrealized loss (gain) on contracts expiring in 2009	(803)	803	—
Unrealized gain on contracts expiring in 2010	(1,093)	—	—
Realized loss	1,974	—	—

Total included in derivative loss	78	803	—

As of December 31, 2009, the valuation of these contracts was based on a heating oil price of between $1.45 and $2.00 per gallon with a net premium of $0.19 per gallon. The fair value, after an increase and a decrease of 10% in the price per gallon, would have been as follows:

Fair value	December 31, 2009 $0.19/gallon	Increase of 10%	Decrease of 10%
	$	$	$
Heating oil options contracts	2,723	4,316	1,328

Aluminum option contracts and market price risk

Aluminum is a key input in the production of niobium. During 2009, the Company initiated a hedging strategy to limit the impact of fluctuations of aluminum prices and to hedge a portion of its future consumption of aluminum for 2010. The Company used zero-cost collared option contracts to hedge 25% of its annualized aluminum exposure at the Niobec Mine. The valuation of these contracts was based on an aluminum price of between $1,667 and $2,076 per metric tonne, at no cost, for the 2010 consumption. At December 31, 2009, the fair value of contracts was as follows:

	Number of Metric Tonnes	December 31, 2009	December 31, 2008
		$	$
Expiring in 2010(1)	900	186	—

(1)	Acquired in 2009 at no cost. Resulted in an unrealized derivative gain of $186,000 during 2009.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

The relating fair value, after an increase and a decrease of 10% in the price per metric tonne, would have been as follows:

Fair value	December 31, 2009	Increase of 10%	Decrease of 10%
	$	$	$
Aluminum option contracts	186	358	61

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and revolving credit facility. Related interests are based on market interest rates. The revolving credit facility provides for an interest rate margin above LIBOR and Base rate advances which varies according to the senior debt ratio. Fees related to the letter of credit and standby fees also vary according to the senior debt ratio. A change in the debt interest rates would have an impact on net earnings and/or capitalized costs according to the project the debt is related to. The Company does not take any particular measures to protect itself against fluctuations in interest rates.

If interest rates in 2009 had been 10% lower or higher with all other variables held constant, the impact on net earnings would not have been material on the interest expense recorded during 2009.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As at December 31, 2009, the Company’s cash and cash equivalents, and gold bullion position valued at the year-end gold market price, was $300,123,000. In 2008, the Company signed a revolving credit facility agreement with a bank syndicate, which provides access to a high level of additional liquidity and capital resources. The Company’s credit facility is a $140,000,000 five-year revolving credit facility which may be used for general corporate purposes including acquisitions (note 19). As at December 31, 2009, no funds have been drawn against the credit facility and $17,406,000 in letters of credit were used to guarantee certain asset retirement obligations.

On July 29, 2009, the Company filed a base shelf prospectus with the securities regulators in each province and territory of Canada (except for Quebec) and a corresponding registration statement with the SEC in the United States. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700,000,000 until August 29, 2011.

On March 25, 2010, the Company increase its $140,000,000 secured revolving credit facility to a $350,000,000 unsecured revolving credit facility.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

The Company has a treasury policy designed to support managing of liquidity risk as follows:

•

Investments in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;

•	Investments in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management;

•	Monitor cash balances within each operating entity;

•	Perform short- to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information;

•	Consider the need for expanding treasury activity if and when appropriate (including but not limited to hedging and derivatives); and

•	Establish credit limits for counterparties and review limits periodically.

The market liquidity risk is the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position. Under the terms of the Company’s hedging agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk by spreading out the maturity of its derivatives over time.

18. CURRENT PORTION OF LONG-TERM LIABILITIES

At December 31	Note	2009	2008
		$	$
Current portion of:
Asset retirement obligations	21	7,810	6,524
Gold forward sales liability – Mupane	17	—	10,472
Derivatives – Gold forward sales – EURO Ressources	17	—	3,440
Gold forward sales agreement payable – EURO Ressources	17	3,654	3,617
Derivatives – Currency contracts	17	—	573
Other		793	665

		12,257	25,291

19. CREDIT FACILITY

At December 31	2009	2008
	$	$
Credit facility	—	50,000

In 2008, the Company signed a $140,000,000 five-year revolving credit facility. This credit facility provides for an interest rate margin above LIBOR and Base rate advances which varies according to the senior debt ratio. Fees related to the letter of credit and standby fees also vary according to the senior debt ratio. This credit facility is guaranteed and secured by the Company’s major subsidiaries and by a pledge of IAMGOLD’s shares in these subsidiaries.

As at December 31, 2009, no funds have been drawn against the credit facility and $17,406,000 in letters of credit were issued to guarantee certain asset retirement obligations.

On March 25, 2010, the Company increased its $140,000,000 secured revolving credit facility to a $350,000,000 unsecured revolving credit facility.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Credit facility issue costs:

In 2008, following the signature of the five-year revolving credit facility, the Company capitalized the credit facility issue costs of $1,589,000 in other long-term assets and the current portion is included in prepaid expenses. Amortization is calculated on a straight-line basis over the term of the credit facility. The carrying value of these costs at December 31, 2009 was $1,046,000.

20. INCOME AND MINING TAXES

Income and mining tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 33% in 2009 (34% in 2008 and 36% in 2007) to earnings before income and mining taxes. The reasons for the differences are as follows:

Years ended December 31	2009	2008	2007
	$	$	$
Earnings (loss) before income and mining taxes	222,104	58,505	(683)

Income tax provision calculated using statutory tax rates	73,294	19,599	(246)
Increase (reduction) in income and mining taxes resulting from:
Earnings not subject to taxation	(13,551)	(8,729)	(9,126)
Earnings in foreign jurisdictions subject to different tax rates	35,692	9,264	12,974
Provincial mining taxes	(6,283)	8,934	1,907
Change in enacted corporate income tax rates	(229)	(1,943)	(3,676)
Losses not tax benefited	13,651	15,367	36,499
Impairment charges	—	12,501	—
Amounts not deductible for tax purposes	(696)	10,464	5,759
Other	6,103	2,964	(2,714)

Total income and mining taxes	107,981	68,421	41,377

The provision for income and mining taxes is made up of the following components:

Years ended December 31	2009	2008	2007
	$	$	$
Current:
Foreign income tax	91,004	68,665	26,958
Provincial mining tax	1,270	7,675	—

	92,274	76,340	26,958

Future:
Foreign income tax (recovery)	1,643	(23,539)	12,207
Federal and provincial income tax	21,618	14,362	73
Provincial mining tax (recovery)	(7,554)	1,258	2,139

	15,707	(7,919)	14,419

Total	107,981	68,421	41,377

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

The components that give rise to future tax liabilities are as follows:

At December 31	2009	2008
	$	$
Future tax assets:
Other assets	3,008	6,433
Exploration and development expenses	42,348	39,862
Share issue costs	4,324	162
Non-capital losses	83,682	68,864
Net capital losses	474	980
Mining assets	20,098	17,921
Corporate minimum tax credits	89	160
Asset retirement obligations	26,989	18,634
Accrued benefit liability	852	533
Long-term portion of forward sales liability	—	5,163
Mining duties	2,768	3,479

	184,632	162,191
Valuation allowance	(84,174)	(85,473)

Future tax asset after valuation allowance	100,458	76,718

Future tax liabilities:
Mining assets	(264,553)	(195,688)
Exploration and development	(4,852)	(5,901)
Royalty interests	(38,015)	(27,235)
Intangibles	(3,014)	(4,336)
Other	(27,403)	(3,297)

	(337,837)	(236,457)

Net future tax liability	(237,379)	(159,739)

The Company has non-capital loss carry forwards for Canadian income tax purposes of approximately $228,572,000, which may be used to reduce taxable income on or prior to 2029. The Company also has cumulative Canadian exploration and cumulative Canadian development expenses of approximately $45,448,000 and mining assets capital cost allowance of approximately $218,197,000, which may be carried forward indefinitely, subject to certain restrictions, to reduce taxable income in the future. Valuation allowances have not been recorded for these tax attributes.

In 2009, governmental assistance in the form of the Quebec resources tax credit reduced capitalized exploration expenditures by approximately $6,803,000 ($5,292,000 in 2008).

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Losses carried forward as at December 31, 2009, will expire as follows:

	Canada	United States	Ecuador	Barbados	Argentina
	$	$	$	$	$
2010	4,454	1,548	—	1,856	551
2011	—	1,026	—	2,347	1,432
2012	—	347	522	445	8
2013	—	—	490	535	88
2014	—	—	5,869	162	166
2015-2029	224,118	3,107	—	2,286	—

	228,572	6,028	6,881	7,631	2,245

	Peru(1)	Guyana(2)	Botswana	Brazil	Tanzania
	$	$	$	$	$
Unlimited	—	69,135	78,076	21,745	64,942
Undetermined	9,985	—	—	—	—

	9,985	69,135	78,076	21,745	64,942

(1)

According to fiscal legislation in Peru, losses can be carried forward until the end of the fourth year following the first year in which a fiscal profit is realized (no fiscal profit has been realized to date).

(2)	In accordance with the Mineral Agreement concluded with the government of the country.

21. ASSET RETIREMENT OBLIGATIONS

The Company’s activities are subject to various laws and regulations regarding the environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information such as changes in reserves corresponding to a change in the mine life, acquisition or construction of a new mine. The liability for asset retirement obligations has been considered in the annual impairment test process. As at December 31, 2009, the Company had letters of credit in the amount of $17,406,000 to guarantee asset retirement obligations.

At December 31, 2009, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average credit-adjusted risk-free rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required	Expected Timing of Payments	Average Credit- Adjusted Risk-Free Rate
	$
Rosebel Mine	36,760	2010–2024	6.87%
Doyon Mine	66,935	2010–2127	5.74%
Mouska Mine	1,096	2012–2016	3.91%
Mupane Mine	6,602	2010–2016	5.08%
Sadiola Mine (41%)	15,690	2010–2026	5.76%
Yatela Mine (40%)	10,057	2010–2019	4.72%
Niobec Mine	4,445	2010–2024	5.71%
Essakane Project	2,079	2017–2026	5.18%
Westwood Project	1,301	2028–2029	5.77%
Other sites	3,730	2010–2109	4.17%–5.72%

	148,695

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

$
2010	8,024
2011	7,376
2012	11,259
2013	8,475
2014	10,489
2015 onwards	103,072

148,695

The following table presents the reconciliation of the liability for asset retirement obligations:

Years ended December 31	Note	2009	2008
		$	$
Balance, beginning of year		77,014	85,259
New obligations relating to the acquisition of Sadiola 3% interest	5	939	—
Sale of Sleeping Giant Mine		—	(3,339)
Revision in the estimated cash flows and timing of payments		24,640	7,959
Accretion expense		4,825	4,984
Disbursements		(6,661)	(9,769)
Foreign exchange variation		4,390	(8,080)

Balance, end of year		105,147	77,014
Less current portion	18	7,810	6,524

Long-term portion		97,337	70,490

22. TERMINATION BENEFITS

Contractual termination benefits of $4,928,000 were recorded in 2008 for both the Doyon and Mouska Mines in Canada. In 2009, the mine life of the Doyon Mine was extended from May 2009 to December 2009 due to improved operating efficiencies. In addition, the Company approved a program to extend the life of the Mouska Mine from 2009 into early 2012 through the use of paste backfill to extract additional ore. In 2009, termination benefits provisions were reduced by $1,588,000 due to mine life extension at the Mouska Mine and the continued employment of certain Doyon Mine employees at the Westwood and Essakane sites.

In 2007, contractual termination benefits totaling $2,132,000 were recorded for the Sleeping Giant Mine in Canada. The Sleeping Giant Mine closed in October 2008 following the depletion of reserves.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Liabilities relating to termination benefits for the closure of the Company’s Doyon, Mouska and Sleeping Giant Mines in Canada as of December 31, 2009, were as follows:

	December 31, 2008	Termination Benefits Adjustments in 2009	Paid During 2009	December 31, 2009
	$	$	$	$
Doyon and Mouska	4,928	(1,588)	(61)	3,279
Sleeping Giant	72	—	(72)	—

Total	5,000	(1,588)	(133)	3,279

Termination benefit liabilities as of December 31, 2008 were as follows:

	December 31, 2007	Termination Benefits Incurred in 2008	Paid During 2008	December 31, 2008
	$	$	$	$
Doyon and Mouska	—	4,928	—	4,928
Sleeping Giant	2,132	—	(2,059)	72

Total	2,132	4,928	(2,059)	5,000

At December 31	2009	2008
	$	$
Current portion included in Accounts payable and accrued liabilities	1,372	4,388
Long-term portion included in Other long-term liabilities	1,907	612

Total	3,279	5,000

23. SHARE CAPITAL

(a) Authorized

Unlimited first preference shares, issuable in series

Unlimited second preference shares, issuable in series

Unlimited common shares

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

(b) Issued and outstanding common shares

Years ended December 31	2009		2008		2007
	Number of shares	Amount ($)	Number of shares	Amount ($)	Number of shares	Amount ($)
Outstanding, beginning of year	295,716,675	1,655,755	293,763,672	1,633,119	292,559,957	1,625,994
Shares issued on acquisition of Orezone	28,817,244	220,735	—	—	—	—
Shares issued following the conversion of a debenture in Orezone	555,425	4,254	—	—	—	—
Public offerings	39,445,000	273,430	—	—	—	—
Flow-through shares(c)	1,379,310	17,403	928,962	7,041	—	—
Exercise of options(e)	2,878,030	30,855	952,892	15,069	1,141,231	6,590
Share bonus and deferred share plans(f)(g)	95,527	837	71,149	526	53,091	444
Share purchase plan	—	—	—	—	5,613	50
Warrants exercised	—	—	—	—	3,780	41

Outstanding, end of year	368,887,211	2,203,269	295,716,675	1,655,755	293,763,672	1,633,119

These amounts are net of issue costs.

On February 25, 2009, 28,817,244 shares valued at $220,735,000 were issued for the acquisition of Orezone (note 5). The value was determined based on the market value of the IAMGOLD shares on the date of transaction. The Company settled a convertible debenture assumed from Orezone by paying cash of $4,021,000 and issuing 555,425 common shares of IAMGOLD at a price equal to 95% of the volume weighted average price of one IAMGOLD share on the Toronto Stock Exchange for the 20 trading days prior to the date of the Orezone acquisition.

On March 26, 2009, the Company issued 39,445,000 common shares, at a price of C$8.75 per common share to raise gross proceeds of $281,474,000 (C$345,144,000). The net proceeds were $273,430,000.

(c) Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. In June 2009 the Company issued flow-through shares at C$14.50 per share with gross proceeds of C$20,000,000 (March 2008, at C$9.15 per share with gross proceeds of C$8,500,000). The proceeds from the flow-through shares fund prescribed resource expenditures on the Westwood Project.

The Company had applied all of the flow-through share proceeds raised by the prescribed deadlines. Under CICA EIC-146, Flow-through shares, the Company is required to record a provision at the time the actual renunciation forms are filed with the tax authorities. The Company plans to fulfill its commitments under the subscription agreement and satisfy the requirements under applicable Canadian federal income tax legislation in the first quarter of 2010. In conjunction with the filing of the renunciation of tax credits, the Company will record a future tax liability and corresponding reduction of shareholders’ equity of approximately C$3,000,000. The documents required to renounce the tax credits associated with the 2008 expenditures were filed by the Company in late 2008, and the Company recorded a future tax liability and corresponding reduction of shareholders’ equity in the amount of $1,047,000 in 2008.

In March 2010, the Company issued 1,575,000 flow-through shares at C$20 per share with gross proceeds of C$31,500,000 to fund prescribed resource expenditures on the Westwood Project.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

(d) Warrants

On acquisition of Orezone (note 5), in the first quarter of 2009, 2,000,000 warrants were issued, exercisable for 160,000 shares of IAMGOLD, at a price of C$14.79 each, expiring on August 1, 2010, with a risk-free interest rate of 1.27% and dividend yield of 0.76%. These warrants have a carrying value of $148,000.

(e) Share options

The Company has a share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three or four years and expire no later than 10 years from the grant date. As at December 31, 2009, the total number of shares reserved for the grants of share options was 20,257,401. As of December 31, 2009, 10,048,251 shares remained in reserve. Options issued on the acquisition of Repadre Capital Corporation (in 2003), and Cambior (in 2006) are excluded from this reserve number.

A summary of the status of the Company’s share option plan as of December 31, 2009, 2008 and 2007, and changes during the three years then ended is presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at December 31, 2009, 2008, and 2007, between US dollar and Canadian dollar were 1.0491, 1.2180 and 0.9913 respectively.

	2009		2008		2007
Years ended December 31	Options	Weighted average exercise Price (C$)	Options	Weighted average exercise price (C$)	Options	Weighted average exercise price (C$)
Outstanding, beginning of year	6,510,807	8.15	5,741,858	8.63	5,685,495	7.66
Granted	1,722,200	12.16	2,230,500	6.41	1,976,000	9.84
Assumed on acquisition of Orezone assets	367,456	17.83	—	—	—	—
Exercised	(2,878,030)	8.62	(952,892)	6.70	(1,141,231)	4.80
Forfeited	(309,200)	9.54	(508,659)	8.66	(778,406)	10.21

Outstanding, end of year	5,413,233	9.75	6,510,807	8.15	5,741,858	8.63

Exercisable, end of year	1,598,108	10.22	2,851,686	8.51	3,187,858	7.56

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

The following table summarizes information relating to share options outstanding at December 31, 2009:

	Options Outstanding			Options exercisable
Range of Prices C$	Number Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price C$	Number Exercisable	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price C$
1.01 – 2.00	53,667	0.9	1.28	53,667	0.9	1.28
3.01 – 4.00	11,000	1.9	3.90	11,000	1.9	3.90
4.01 – 5.00	7,140	0.4	4.65	7,140	0.4	4.65
5.01 – 6.00	59,560	2.6	5.45	52,060	2.4	5.47
6.01 – 7.00	1,666,000	3.4	6.41	209,875	3.4	6.43
7.01 – 8.00	216,160	1.6	7.49	194,410	1.8	7.53
8.01 – 9.00	215,000	2.8	8.62	75,000	2.9	8.69
9.01 – 10.00	88,334	1.9	9.71	38,334	1.5	9.62
10.01 – 11.00	1,254,716	1.9	10.28	729,966	1.7	10.40
11.01 – 12.00	1,385,000	4.4	11.59	—	—	—
12.01 – 13.00	6,800	4.4	12.50	6,800	4.4	12.50
13.01 – 14.00	45,000	4.6	13.13	—	—	—
14.01 – 15.00	44,000	4.1	14.93	44,000	4.1	14.93
15.01 – 16.00	25,000	4.7	15.18	—	—	—
17.01 – 18.00	109,400	5.1	17.73	34,400	5.3	17.52
18.01 – 19.00	85,000	4.9	18.49	—	—	—
19.01 – 20.00	68,800	7.0	20.00	68,800	7.0	20.00
21.01 – 22.00	4,000	5.6	21.75	4,000	5.6	21.75
23.01 – 24.00	36,000	7.6	23.67	36,000	7.6	23.67
24.01 – 25.00	26,656	6.3	25.00	26,656	6.3	25.00
26.01 – 27.00	6,000	7.2	26.25	6,000	7.2	26.25

	5,413,233	3.3	9.75	1,598,108	2.6	10.22

The Company uses values calculated by the Black-Scholes option pricing model as a proxy for such fair value.

The fair value of the options granted has been estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions. The weighted average expected life of these options is between one and eight years depending upon the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of three or four years.

	2009	2008	2007
Risk-free interest rate	2%	3%	4%
Volatility	56%	53%	37%
Dividend	1%	1%	1%
Weighted average expected life of options issued (years)	4.4	4.2	4.1
Weighted average grant-date fair value (C$ per share)	4.94	2.45	2.62

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

(f) Share bonus plan

The Company has a share bonus plan for employees with a maximum allotment of 600,000 common shares. As of December 31, 2009, 372,555 shares remained in reserve.

Years ended December 31	2009	2008	2007
	Number	Number	Number
Outstanding, beginning of year	86,652	137,801	89,892
Granted	18,000	20,000	122,000
Issued	(64,152)	(71,149)	(53,091)
Forfeited	(3,000)	—	(21,000)

Outstanding, end of year	37,500	86,652	137,801

(g) Deferred share plan

On April 11, 2007, the Company initiated a deferred share plan for employees with a maximum allotment of 500,000 common shares. As of December 31, 2009, 468,625 shares remained in reserve.

Years ended December 31	2009	2008
	Number	Number
Outstanding, beginning of year	127,000	—
Granted	10,000	135,000
Issued	(31,375)	—
Forfeited	(10,500)	(8,000)

Outstanding, end of year	95,125	127,000

(h) Share purchase plan

On January 1, 2007, a new share purchase plan was implemented whereby the Company matches 75% of the first 5% of salary of employee contribution towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan.

(i) Stock-based compensation

The Company expenses the fair value of all stock-based compensation granted.

Years ended December 31	2009	2008	2007
	$	$	$
Share options	5,326	3,504	2,195
Share bonus plan	499	263	660
Deferred share plan	255	268	—

	6,080	4,035	2,855

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

(j) Earnings per share

Basic earnings (loss) per share computation

Years ended December 31	2009	2008	2007
	$	$	$
Numerator:
Net earnings (loss)	114,123	(9,916)	(42,060)

Denominator:	Number	Number	Number
Weighted average common shares outstanding	352,755,443	295,430,161	293,284,391

	$	$	$
Basic earnings (loss) per share	0.32	(0.03)	(0.14)

Diluted earnings (loss) per share computation

Years ended December 31	2009	2008	2007
	$	$	$
Numerator:
Net earnings (loss)	114,123	(9,916)	(42,060)

Denominator:	Number	Number	Number
Weighted average common shares outstanding	352,755,443	295,430,161	293,284,391
Dilutive effect of employee share options	1,745,438	—	—
Dilutive effect of employee deferred share plan	130,289	—	—

Total average common shares outstanding	354,631,170	295,430,161	293,284,391

	$	$	$
Diluted earnings (loss) per share	0.32	(0.03)	(0.14)

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	2009	2008	2007
	Number	Number	Number
Share options	294,856	6,510,807	3,320,393
Warrants	160,000	—	8,396,220

	454,856	6,510,807	11,716,613

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

24. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Cumulative Translation Adjustment	Unrealized Gain (Loss) on Debenture Receivable	Unrealized Gain (Loss) on Marketable Securities	Income Tax Impact	Accumulated Other Comprehensive Income (Loss)
	$	$	$	$	$
Balance as at December 31, 2006	(4,836)	280	1,165	(173)	(3,564)
Change in 2007	29,883	(280)	(2,074)	254	27,783

Balance as at December 31, 2007	25,047	—	(909)	81	24,219
Change in 2008	(80,606)	—	(5,749)	908	(85,447)

Balance as at December 31, 2008	(55,559)	—	(6,658)	989	(61,228)
Change in 2009	103,040	—	24,610	(3,758)	123,892

Balance as at December 31, 2009	47,481	—	17,952	(2,769)	62,664

25. IMPAIRMENT CHARGES

Years ended December 31	2009	2008	2007
	$	$	$
Camp Caiman Project – Exploration and development assets and goodwill	88,814	—	—
Buckreef – Exploration and development assets and goodwill	9,255	111,582	—
Mupane – Mining assets and goodwill	—	—	93,725
Doyon – Development costs	—	—	5,903
Kitongo – Capitalized exploration expenditures and goodwill	—	5,336	—
Nyangombe – Exploration and development assets and goodwill	—	1,896	—
Magistral gold property – Goodwill on gold royalty	—	2,772	—
Other exploration properties – Goodwill	—	2,470	—
Other – Exploration and development assets	—	5,805	—

	98,069	129,861	99,628

Impairment of mining assets	—	—	60,943
Impairment of exploration and development assets	73,967	97,034	5,903
Impairment of goodwill	28,239	32,827	32,782
Reversal of a long-term liability	(4,137)	—	—

	98,069	129,861	99,628

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Camp Caiman, French Guiana

In June 2009, the French authorities published a draft-mining framework identifying the Camp Caiman Project location as an excluded zone for mining. There has been no definitive progress towards a final framework and no assurance that the final framework would permit the development of the Camp Caiman Project. The results of the January 10, 2010 referendum, in which French Guiana rejected greater autonomy from France, supported the Company’s view that it was appropriate to record a non-cash impairment of $88,814,000 for the net carrying value of the project, including $28,239,000 for goodwill. As part of the impairment charge, the Company eliminated the balance payable of the purchase price for the Camp Caiman Project of $4,137,000 assumed on acquisition of Cambior in 2006. This balance was interest-free and was payable within 120 days of the commencement of commercial production.

Buckreef Project and other Tanzanian exploration sites

Since the acquisition of the Buckreef Project in early 2006, comprehensive exploration programs have been completed. This work did not materially increase the resource base. As a result of estimated capital costs for mine development being significantly higher than anticipated, an impairment charge of $111,582,000 was recorded in 2008, including a goodwill impairment of $25,668,000. Other Tanzanian exploration sites were also impaired for $9,532,000, including goodwill impairment of $4,217,000.

In 2009, in consultation with the Tanzanian Government, the Company took steps to terminate the Buckreef joint venture agreement. Exploration activities were suspended earlier in the year as part of a strategic reorientation of the Company’s exploration focus. Transactions contemplated for the sale of the Buckreef Project did not meet the Company’s valuation criteria and the Company elected to relinquish the associated properties. This decision resulted in a 2009 impairment charge of $9,255,000 related to the Buckreef acquisition costs and exploration properties in Tanzania.

Magistral gold property, Mexico

In 2008, a goodwill impairment of $2,772,000 was accounted for in respect of the goodwill of the Magistral Gold Royalty property in Mexico, which has not yielded the production that was expected on acquisition.

Mupane Mine, Botswana

During 2007, the Company reviewed the exploration potential of the area, the current mineral resources, the projected operating costs, metallurgical performance and gold price of the Mupane Mine. These resulted in an impairment charge to the Mupane operations of $93,725,000 (reduction of goodwill of $32,782,000, $8,038,000 to other long-term assets (stockpiles) and $52,905,000 in the carrying value of the Mupane Mine).

Other exploration properties

An impairment of $5,975,000 in 2008, including goodwill impairment of $170,000, was accounted for in respect of exploration and development projects in Botswana and Peru which have shown unsuccessful results. In 2007, the Company also recorded an impairment charge of $5,903,000 related to resource development costs incurred at the Doyon Division which were unsuccessful in increasing the division’s resource profile.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

26. NET INTEREST EXPENSE (INCOME)

Years ended December 31	2009	2008	2007
	$	$	$
Interest expense on credit facility	639	380	1,236
Credit facility fees	851	478	—
Other	50	26	469

	1,540	884	1,705
Less: Interest on debt capitalized	—	(209)	—

Total interest expense	1,540	675	1,705

Interest income on cash and cash equivalents	(790)	(1,735)	(2,924)
Other interest income	(70)	(637)	(1,267)

Total interest income	(860)	(2,372)	(4,191)

Net interest expense (income)	680	(1,697)	(2,486)

27. DERIVATIVE LOSS (GAIN)

Years ended December 31	Note	2009	2008	2007
		$	$	$
Unrealized change in fair value of:
Derivative gold forward sales	17	1,643	2,107	2,086
Derivative foreign exchange instruments	17	(573)	573	—
Derivative heating oil option instruments	17	(1,896)	803	—
Derivative aluminum option instruments	17	(186)	—	—
Embedded derivative in gold receivable		—	(285)	(3,871)
Other (warrants and embedded derivatives)		(5,119)	1,143	1,236

Unrealized derivative loss (gain)		(6,131)	4,341	(549)

Realized loss (gain) on:
Derivative foreign exchange instruments	17	(2,890)	—	—
Derivative heating oil instruments	17	1,974	—	—

Realized derivative gain		(916)	—	—

Derivative loss (gain)		(7,047)	4,341	(549)

28. INFORMATION RELATED TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31	2009	2008	2007
	$	$	$
Interest paid	1,350	339	1,400
Income and mining taxes paid	29,022	42,420	43,992

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

29. CAPITAL DISCLOSURES

IAMGOLD’s objectives when managing capital are:

•	To ensure the Company has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy;

•	To provide a superior return to shareholders;

•	To ensure the Company complies with its credit facility covenants; and

•	To protect the Company’s value with respect to markets and risk fluctuations.

The Company’s capital items are the following:

At December 31	2009	2008
	$	$
Cash and cash equivalents	191,374	117,989
Credit facility	—	50,000
Common shares	2,203,269	1,655,755

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt or sell gold bullion.

There were no changes in the Company’s approach to capital management during the year. The Company’s capital structure was modified with the objective to finance the Company’s growth such as the acquisition of Orezone and the development of the Essakane and Westwood Projects in 2009.

The Company has declared a 2009 annual dividend payment of $0.06 per share payable on January 12, 2010, totaling $22,133,000 ($0.06 per share payable on January 12, 2009 for $17,740,000 in 2008).

The Company’s capital structure was modified during 2009 following the issuance of shares as described in note 23. During 2009, the Company also sold gold bullion as mentioned in note 8.

In 2008, the Company replaced the previous credit facility by signing a $140,000,000 five-year revolving credit facility (described in note 19) which provided additional financial capacity in meeting its goals. This credit facility is in line with the Company’s objectives in managing capital. During 2009, the Company repaid a net $50,000,000 on its revolving credit facility. In addition, the Company repaid in full the assumed outstanding bridge financing of $40,000,000 following the acquisition of Orezone in 2009 (note 5). At December 31, 2009, no funds have been drawn against the credit facility and $17,406,000 in letters of credit were used to guarantee certain asset retirement obligations. The Company has complied with its credit facility covenants.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

On July 29, 2009, the Company filed a base shelf prospectus with the securities regulators in each province and territory of Canada (except for Quebec) and a corresponding registration statement with the SEC in the United States. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700,000,000 until August 29, 2011.

On March 25, 2010, the Company increased its $140,000,000 secured revolving credit facility to a $350,000,000 unsecured revolving credit facility. The Company continues to assess the requirement and timing of a further equity offering through the prospectus filed in July 2009.

In March 2010, the Company issued 1,575,000 flow-through shares at C$20 per share with gross proceeds of C$31,500,000 to fund prescribed resource expenditures on the Westwood Project.

30. COMMITMENT AND CONTINGENCIES

(a) Royalty expenses

Production from certain mining operations is subject to third party royalties (included in mining costs) based on various methods of calculation summarized as follows:

Years ended December 31	2009	2008	2007
	$	$	$
Rosebel (1)	18,356	29,458	19,850
Doyon (2)	—	4,613	6,171
Mouska (3)	1,102	1,006	770
Sleeping Giant (4)	—	398	—
Mupane (5)	2,792	4,344	3,023
Sadiola (6)	7,795	9,025	6,102
Yatela (6)	5,254	3,464	5,008

Total included in mining costs	35,299	52,308	40,924

(1)

2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average of the market prices determined by the London Bullion Market, P.M. Fix.

0.25% of all minerals produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production and up to a maximum of 7,000,000 ounces produced. In 2008, IAMGOLD acquired 84.55% of outstanding shares of EURO Ressources, the owner of this participation right royalty. The resulting mining asset is being depreciated over the reserves and resources of the Rosebel Mine.

(2)

24.75% of any excess of the annual average market price over $375 per ounce of gold produced. In July 2008, the Company acquired the participation royalty for the Doyon/Westwood property for a cash consideration of $13,050,000. The payment was accounted for as a reduction of $4,574,000 of accrued liabilities for royalty expenses incurred during the first half of 2008, and as an increase of mining assets for $8,476,000. This mining asset will be depreciated over the reserves and resources of the Doyon Mine (closed in December 2009) and Westwood Project (beginning of commercial production planned for early 2013).

(3)	Two royalties of 0.2% and 2.0% respectively of gold production.

(4)

2% of gross operating profit for one and 15% of net operating profit for the other taking into consideration cumulative capital investment and restoration expenses. The Sleeping Giant Mine ceased its activities in 2008 after depletion of its reserves.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

(5)	Royalty of 5% of revenues based on market prices at date of shipment.

(6)	A royalty of 3% of revenue and a royalty of 3% of the net amount of sales less refining and treatment charges.

The Company is also subject to a royalty of 3% of the net amount of sales less refining and treatment charges related to its working interests (Tarkwa and Damang Mines). These royalty expenses totaling $4,785,000 in 2009 (2008 – $4,097,000 and 2007 – $3,297,000) are included in Earnings from working interests in the consolidated statement of earnings.

(b) Management fees

Years ended December 31	2009	2008	2007
	$	$	$
Joint ventures:
Sadiola (1% of revenues)	1,301	1,505	1,018
Yatela (1% of revenues)	876	578	835

Included in mining costs	2,177	2,083	1,853

Working interests:
Tarkwa (2.5% of revenues)	3,064	2,600	2,157
Damang (fixed amount)	284	284	284

Included in earnings from working interests	3,348	2,884	2,441

Total management fees	5,525	4,967	4,294

(c) Operating contractual obligations

	Payments Due by Period
At December 31, 2009	Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
	$	$	$	$	$
Capital commitments	29,624	12,072	17,552	—	—
Purchase obligations	34,916	34,916	—	—	—
Operating leases	8,158	2,271	3,412	1,752	723

Capital commitments relate to contractual commitments to complete facilities at some of the Company’s mines. Purchase obligations relate to agreements to purchase goods and services that are enforceable and legally binding on the Company. Operating leases refer to total payment obligations related to operating lease agreements.

(d) Claims

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition. No amounts have been accrued in the financial statements.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

(e) Camp Caiman Project

Camp Caiman is a development project located about 45 kilometres southeast of Cayenne, the capital city of French Guiana. In January 2008, the Company’s application to begin construction of the Camp Caiman Project was denied by the French Government. The French authorities published a draft-mining framework in June 2009 but there has been no significant progress towards a final framework and no assurance that the final framework would permit the development of the Camp Caiman Project. In 2009, an impairment charge of $88,813,000 was accounted for (note 25). In order to protect the interests of the Company and its shareholders for damages incurred to date, appropriate legal claims were prepared and, on September 28, 2009, the Company through IAMGOLD Guyane S.A.S., its indirect subsidiary in French Guiana, sent a preliminary request for indemnification to the Prefect of French Guiana for €275,000,000. This was followed by a motion sent to the Administrative Tribunal in Cayenne, French Guiana, on December 23, 2009, to appeal the Prefect of French Guiana’s implicit refusal to grant the preliminary request for indemnification.

(f) Quimsacocha Project in Ecuador

In November 2009, detailed mining and environmental regulations relating to the Ecuadorian mining law passed in February 2009 were completed and approved by President Correa. The final step to allow the resumption of work at the Company’s Quimsacocha Project is the review and confirmation of water permits for the project area. In 2009, the Company continued the advancement of engineering for the concentrator. The Company intends to resume drilling and other feasibility work at the Quimsacocha Project once the necessary authorization is received. A feasibility study and an environmental impact assessment (at a cost of $14,000,000) are expected within 15 months of receiving the authorization to resume mining activity.

If the Company is unable to reach an agreement with the government of Ecuador on an acceptable project development plan, there may be an adverse impact on existing rights, interests and carrying value, the impact of which is difficult to assess at this time. Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists. The Company will continue to monitor the situation. The carrying value of the Quimsacocha Project included in exploration and development capitalized assets was $22,180,000 at December 31, 2009.

(g) La Arena Project

In June 2009, an option and earn-in agreement was entered into for the sale of the La Arena Project in Peru. The Company received 8,024,511 common shares (10.6% interest) and 1,500,000 warrants of Rio Alto Mining Limited (“Rio Alto”) for a total value of $1,418,000. Rio Alto has the option to purchase all of the outstanding shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47,550,000. During the option term, Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30,000,000 in expenditures on the La Arena Project. In 2009, Rio Alto was appointed the manager of La Arena S.A. and the La Arena Project, and $3,700,000 was incurred on the project under the earn-in agreement.

Rio Alto can partially exercise the option and purchase shares currently held by IAMGOLD during the option term to a maximum of 49% of the outstanding shares of La Arena S.A. The term of the option and earn-in agreement is two years and may be extended twice in increments of nine months if Rio Alto spends at least $10,000,000 over the initial two years of the option term. An additional consideration of $2,500,000 for the first extension and up to $5,000,000 for the final extension are payable upon extending the option term.

31. RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2009, 2008 and 2007.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

32. SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

•	Suriname:

•	Rosebel Mine

•	Canada:

•	Doyon Division including the Doyon Mine closed in December 2009, the Mouska Mine and the Westwood Project

•	Sleeping Giant Mine closed in October 2008

•	Botswana:

•	Mupane Mine

•	Mali:

•	Joint venture in the Sadiola Mine; on December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41% (note 5)

•	Joint venture in the Yatela Mine (40%)

•	Ghana:

•	Working interests in the Tarkwa Mine (18.9%)

•	Working interests in the Damang Mine (18.9%)

The Company’s segments also include non-gold activities for the Niobec Mine located in Canada, Exploration and development, and Corporate, which also includes royalty interests located in Canada.

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Year ended December 31, 2009

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	374,637	112,715	45,090	217,675	—	750,117
Depreciation, depletion and amortization	52,043	21,161	14,757	26,167	—	114,128
Earnings from working interests	—	—	—	—	36,527	36,527
Exploration and development expenses	711	3,813	67	2,251	—	6,842
Impairment charges	—	—	—	—	—	—
Net interest expense (income)	—	211	—	—	—	211
Other expense (income)	—	—	—	—	—	—
Income and mining taxes (recovery)	57,578	—	—	31,391	—	88,969
Net earnings (loss)	103,319	11,454	(9,771)	60,613	36,527	202,142
Expenditure for mining assets and capitalized exploration and development	70,104	82,430	3,898	5,461	—	161,893
Increase (decrease) to goodwill	—	13,892	—	—	—	13,892
At December 31, 2009:
Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	426,812	282,532	29,445	27,252	173,279	939,320
Total assets	661,769	404,640	54,866	182,901	232,438	1,536,614
Year ended December 31, 2009

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	750,117	159,332	—	4,890	914,339
Depreciation, depletion and amortization	114,128	24,973	1,758	12,988	153,847
Earnings from working interests	36,527	—	(491)	—	36,036
Exploration and development expenses	6,842	—	32,920	—	39,762
Impairment charges	—	—	98,069	—	98,069
Net interest expense (income)	211	38	—	431	680
Other expense (income)	—	—	802	1,002	1,804
Income and mining taxes (recovery)	88,969	10,775	(727)	8,964	107,981
Net earnings (loss)	202,142	49,653	(131,955)	(5,717)	114,123
Expenditure for mining assets and capitalized exploration and development	161,893	26,299	264,372	—	452,564
Increase (decrease) to goodwill	13,892	—	(29,559)	7,625	(8,042)
At December 31, 2009:
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	939,320	351,485	653,711	105,250	2,049,766
Total assets	1,536,614	394,422	939,421	126,332	2,996,789

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Year ended December 31, 2008

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	281,729	167,078	62,129	208,338	—	719,274
Depreciation, depletion and amortization	42,299	50,712	15,233	24,996	—	133,240
Earnings from working interests	—	—	—	—	24,273	24,273
Exploration and development expenses	5,130	5,667	13	1,751	—	12,561
Impairment charges	—	—	—	—	—	—
Other expense (income)	(4,420)	2,314	—	5,440	—	3,334
Income and mining taxes (recovery)	33,047	(1)	—	27,545	—	60,591
Net earnings	45,391	19,951	10,997	40,954	24,273	141,566
Expenditure for mining assets and capitalized exploration and development	85,079	36,057	2,184	13,324	—	136,644
Increase (decrease) to goodwill	—	(8,972)	—	—	—	(8,972)
At December 31, 2008:
Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	409,465	177,775	37,528	51,049	136,751	812,568
Total assets	605,996	290,719	70,102	178,872	195,911	1,341,600

Year ended December 31, 2008

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	719,274	143,134	—	7,228	869,636
Depreciation, depletion and amortization	133,240	27,235	1,044	8,110	169,629
Earnings from working interests	24,273	—	—	—	24,273
Exploration and development expenses	12,561	—	18,551	2,516	33,628
Impairment charges	—	—	127,089	2,772	129,861
Net interest expense (income)	—	25	—	(1,722)	(1,697)
Other expense (income)	3,334	—	2,113	(3,937)	1,510
Income and mining taxes (recovery)	60,591	29,540	(14,713)	(6,997)	68,421
Net earnings (loss)	141,566	49,356	(136,472)	(64,366)	(9,916)
Expenditure for mining assets and capitalized exploration and development	136,644	22,862	9,813	—	169,319
Increase (decrease) to goodwill	(8,972)	—	(30,055)	19,425	(19,602)
At December 31, 2008:
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	812,568	292,321	138,109	116,263	1,359,261
Total assets	1,341,600	322,719	160,052	327,315	2,151,686

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

Year ended December 31, 2007

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	188,285	133,449	53,814	185,345	—	560,893
Depreciation, depletion and amortization	31,407	24,581	22,230	14,320	—	92,538
Earnings from working interests	—	—	—	—	25,392	25,392
Exploration and development expenses	—	832	552	1,482	—	2,866
Impairment charges	—	5,489	93,725	—	—	99,214
Other expense (income)	—	—	564	—	—	564
Income and mining taxes (recovery)	10,799	(340)	1,736	28,293	—	40,488
Net earnings (loss)	20,896	10,454	(114,548)	51,948	25,392	(5,858)
Expenditure for mining assets and capitalized exploration and development	39,332	17,909	1,146	18,104	—	76,491
Increase (decrease) to goodwill	(45,504)	1,551	(38,823)	—	—	(82,776)

Year ended December 31, 2007

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	560,893	107,753	—	9,485	678,131
Depreciation, depletion and amortization	92,538	19,370	71	5,602	117,581
Earnings from working interests	25,392	—	—	—	25,392
Exploration and development expenses	2,866	—	27,779	2,801	28,446
Impairment charges	99,214	—	—	414	99,628
Net interest expense (income)	—	69	—	(2,555)	(2,486)
Other expense (income)	564	—	(310)	(665)	(411)
Income and mining taxes (recovery)	40,488	2,479	(971)	(619)	41,377
Net earnings (loss)	(5,858)	20,936	(24,338)	(32,800)	(42,060)
Expenditure for mining assets and capitalized exploration and development	76,491	20,453	23,194	—	120,138
Increase (decrease) to goodwill	(82,776)	—	(20,551)	—	(103,327)

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009

33. JOINT VENTURES

The following amounts represent the Company’s proportionate interest in the joint ventures of the:

•	Sadiola Mine: On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41% (note 5), and

•	Yatela Mine (40%).

In 2009, the Company’s share of mining asset additions in the Company’s joint ventures was $5,461,000 (2008 – $13,324,000; 2007 – $18,104,000).

At December 31	2009	2008
	$	$
Current assets	112,333	67,213
Long-term assets	70,568	111,659

	182,901	178,872

Current liabilities	30,911	43,354
Long-term liabilities	16,964	18,104

	47,875	61,458

Years ended December 31	2009	2008	2007
	$	$	$
Revenues	217,675	208,338	185,345
Expenses (including income taxes)	157,062	167,384	133,397

Net earnings	60,613	40,954	51,948

Cash flows from operating activities	81,483	32,244	54,386
Cash flows used in investing activities	(7,780)	(22,071)	(18,104)

IAMGOLD CORPORATION – CONSOLIDATED FINANCIAL STATEMENTS – 2009